Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(Dollars in Thousands)	2004	2003	2002	2001	2000
Income before income taxes	$113,384	$110,416	$47,313	$53,428	$31,036

Fixed charges:

Interest Expense	264,122	212,898	199,166	198,356	198,846
Estimated interest component of net rental payments	3,774	3,151	2,741	2,264	1,951

Fixed charges including interest on deposits	267,896	216,050	201,907	200,619	200,797

Less: Interest on deposits	101,549	89,379	86,052	88,854	80,654

Total fixed charges excluding interest on deposits	166,347	126,670	115,854	111,765	120,143

Income before income taxes and fixed charges (including interest on deposits)	381,281	326,465	249,220	254,047	231,833

Income before income taxes and fixed charges (excluding interest on deposits)	279,731	237,086	163,167	165,193	151,179

Preferred stock dividends	19,517	19,527	17,055	12,223	7,279

Ratio of earnings to fixed charges and preferred stock dividends:
Including interest on deposits	1.33	1.39	1.14	1.19	1.11
Excluding interest on deposits	1.51	1.62	1.23	1.33	1.19